

The Terminal



built on urvin.finance

URVIN.FINANCE

The only finance-focused social platform w/ professional quality data and tools

Highlights

1. Retail investors want community collaboration and a platform designed to facilitate it.

2. Retail investors need access to professional quality data and tools to level the playing field for all investors.

3. There is huge global demand for data, tools and analysis across all regions and asset classes. investors.

3. There is huge global demand for data, tools and analysis across all regions and asset classes.

4. Financial literacy and education is in high demand with few high-quality sources available for

 information.

5 Our community is large and passionate, and will provide a unique foundation for our platform.

Our Team



Dave Lauer CEO

Co-Founder of We The Investors, sits on FINRA Market Reg Committee. Was on board of NEO stock exchange, founded Urvin AI, consulted for large asset managers, helped design IEX, HFT at Allston and Citadel. Also testified before the US Senate and SEC.

As a team, we have been passionate about social entrepreneurship for many years. We see a dramatic unmet need in this market, and believe we can build this platform in the right way.



Alexander Cohen COO

Winner of 2020's Best Corporate Steward Award from the US Chamber of Commerce, and 2019's Best Bootstrap Award from SXSW Pitch, Alex is a seasoned Skadden Arps lawyer turned award-wining Social Entrepreneur, dedicated to equity in financial markets.



Zachary David CTO

Co-founder of Urvin AI, built systems for high-frequency trading, trade cost analysis, market manipulation detection. Research consultant for agent-based modeling in finance and previous machine learning editor for Algorithmic Finance journal

Urvin Finance - A Terminal for the People

Urvin Finance is on a mission to **empower individual investors** by democratizing access to professional-quality data and tools.





TheTerminal
by Urvin Finance

Our team has deep and unique experience in the space. Our CEO -Dave- and CTO -Zak- have been building high-performance software and quantitative analysis platforms in finance for decades - they know what the pros are used to, and know how to build software. Our COO -Alex- is an award-winning startup founder with deep experience in community building and strategic operations. Our product and design team has designed and built consumer-facing applications, and our development team has already shipped the alpha version of our platform to our pre-seed investors.



Dalia Vazquez
Product Mgmt
Goodson Mutongi
Senior Dev
Sly Tanenbaum
Head of Design
Carly Bell
Product Design
Dave Lauer
CEO
Zak David
CTO
Dasha Shyf
Visual Design
Robert Bordeaux
DevOps
Alex Cohen
COO
Tyler Jackson
Product Design
Safi Ullah
Front-end Dev
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Scott Hyjek
Product Owner
Noor al Safeet
Back-end Dev
Otee Ziregbe
Back-end Dev

Our founding team engaged with individual investors on social media as those investors became passionate about markets and individual companies. We saw first-hand that these investors lacked access to the same quality of data and tools we were used to as professionals. We knew we could fix this problem, and build a platform to help them better understand markets, individual companies, and to share and collaborate on research and DD.


The Problem
Individual investors are scattered, confused, and misinformed.
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To solve this problem, we've built The Terminal. The Terminal combines high-end, professional-quality data and custom data visualizations that are fully integrated into a community platform built to create, collaborate on and share financial research. Throughout the platform are educational resources to help our users level-up their knowledge of markets, investing, financial literacy and other important topics.


The Solution: The Terminal
A fully-integrated social platform offering individual investors professional quality data, tools, and education in a collaborative subscription-based community environment.
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We have developed relationships and signed commercial contracts with some of the top **Data** providers in the industry, several of which have not made their content available to individual investors at this kind of price point in the past. We have brought into the company proprietary metrics that we've developed in the past, and partnered with firms with their own unique proprietary offerings. We have redundant sources of data to ensure that what we are showing our users is accurate and clean. And we are building an analytics platform that will allow

users to run their own custom analytics to power their own financial analysis and reports.



Data & Tools
Professional data providers
Proprietary metrics
Institutional-grade validation
No-code custom analytics
Platform-wide Integration
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Dashboard
search the terminal
SPDR S&P 500 ETF Trust
$415.26
Summary
Historical price data
Full company financials
Select columns
Aggregate
Enable grouping
Date
Open
High
Low
May 27, 2022
407.91
415.38
407.70

At Urvin Finance we take education seriously. **Education** is not just a bunch of content thrown on a website for SEO purposes. Two of our founders, Alex and Dave, come from families of educators, and this is a core part of our company's mission. Educated investors make better choices, and better choices lead to long-term wealth creation. With our relationships in the industry, we've partnered with experts and content creators, and have begun developing a unique blend of content to meet people where they learn best - whether that's through deep dive articles, topical videos or even with music or memes. We've partnered with an educational agency to develop a thoughtful approach to education, defining learner personas, learning pathways, assessment mechanisms and content strategy.



Education
Verified National Experts
Known Community Creators
Professionally Developed Curriculum
Existing Industry Sponsors
Concepts
search the terminal
Market Interactions
Filter By Tag
Payment For Order Flow (PFOF)

iex
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Understanding Exchanges

Community is the tie that binds - it's the thread interwoven throughout our platform, and the foundation of everything that we're building. In our community, researchers and publishers can integrate any chart or data visualization that they've built. They can create research that is dynamic and updates overtime with new data. Communities can collaborate on research, and share it amongst themselves before making it public. Communities can be gated to users who hold shares verified by connectivity to their broker or based on whether they hold a particular NFT. All community functionality can be web3-powered as well, from issuing community NFTs to using NFTs as gating mechanisms.



Community
Integrated Dynamic Data
Contextual Education
Verified Community 'Cohort'
Badges / Identity
Web3 Powered
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Feed
search the terminal
How to Bitcoin?

In our first attempt at building out what we call "Mintable Moments" we created a community-generated NFT with various pictures and stories submitted by our community.



Community Ownership
Mintable Moments
Community Generated
1835 Submissions in 24 Hours


Shared Sentiment
Onboarded 500+ people to Web3
NFTs as Proof-of-Engagement
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Urvin Finance is a mission-driven organization dedicated to empowering individual investors. This includes helping individual investors represent and advocate for themselves on critical market structure reforms. We founded and have led We The Investors, a grassroots advocacy campaign for market structure reform, and our first letter to the SEC was signed by 71,574 individual investors. We issued NFTs to them, with over 13k NFTs claimed. We also issued NFTs to the investors in our pre-seed round, which will entitle them to a badge on the platform.


Community Advocacy + Engagement
WE THE INVESTORS
WE THE INVESTORS SEC LETTER #01: PAYMENT FOR ORDER FLOW (PFOF)
Dear Chairman Gensler,
71574 have signed. Let's get to 75000!
Time remaining to sign:
00 Days 00 Hours 00 Minutes 00 Seconds
OpenSea
Urvin Finance Pre-Seed Investor Badge
Urvin Finance Pre-Seed Investor Badge

Our pre-seed round created the foundation for a successful company - sharing equity in the company with our community, and raising $1.25M from over 1,350 individuals. Our community of supporters is passionate and staked in our success, and we're proud to be on this journey with them.


$1.05M raised from

We believe that The Terminal is differentiated significantly from other competitors. Some have high-quality data, but at price points that aren't accessible to individual investors. Others have platforms that are too complicated and unapproachable. Several are trying to integrate social features, but are doing so in a way that makes those features one-way (just share something to your social channels) rather than interactive, or are struggling to gain traction because they don't have an existing community of support. The Terminal will have the highest quality data available to individual investors, with community collaboration and integrated education throughout the platform.



We released the first version of our alpha product in late May and the most recent version on June 29. We expect to open the platform to our beta waitlist (current just under 10k) in early August, and to fully launch our platform to the public in the fall.

Roadmap



Alpha
Beta
Launch
Basic Charting & Analysis
Contextual Learning
User Profile + Chat
~1,350 ppl
Advanced Charting + Data Vis
Personalized Learning
Collaborative Community Groups
~13,000 ppl and growing
(More) Data Sets
Tagging + UCG
Shareable Data
Present
Summer '22
Fall '22
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There are several ways that The Terminal will be a sustainable, profitable business. First will be through subscription revenue - somewhere between $10 - $30 / user / month. There are also other opportunities, such as B2B relationships with higher education institutions and tailored, customized enterprise experiences. Finally, our community platform for sharing research will ultimately be developed into a creator economy in which excellent research can be surfaced, and monetized by the producers of that research.

Monetization Strategy
Launch: DTC Subscription
Free
Base
Base+
Pro
Basic Price Data
Read-Only Community
Education Pathways
Derived Real-Time Data
Full Community Access
Integrated Education
Ad Hoc Add-Ons
Packages of Tools and Data Sets
Real-Time Integrated Data
Advanced Charting
Exclusive Data Sets
Growth: B2B SAAS
Higher Education
Enterprise Tailored Platform Licenses and Experiences
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We plan to use this round's funds to primarily scale our development and data science teams in order to integrate more datasets, add features to the platform, develop custom analytics and an interface for users to create their own analytics. We also have to continue to pay significant data costs for the high-end data we are providing.


Use of Funds
20%
Data
10%
Admin
10%
Growth
60%
People
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*6% will go to the Wefunder intermediary fee.


Raising seed $5M
priced on a $25M pre
dave@urvin.finance
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*Raising $3,736,275.16 under RegCF

Thank you for reading through our deck. We hope you'll join us on this adventure! Please let us know if you have any questions.


TheTerminal
by Urvin Finance